ALLIANCE SEMICONDUCTOR CORPORATION

September 3, 2008

United State Securities and Exchange Commission	United State Securities and Exchange Commission
Division of Corporate Finance	Division of Corporate Finance
100 F Street N.E.	100 F Street N.E.
Mail Stop 6010	Mail Stop 6010
Washington, D.C. 20549	Washington, D.C. 20549

Attention: Mr. Gary Todd	Attention: Mr. Joseph McCann

Re:	Alliance Semiconductor Corporation
Form 10-K for the fiscal year ended March 31, 2008
File No. 0-22594
Dear Mr. Todd and Mr. McCann:
We acknowledge receipt of your letter to Mr. Keating dated August 26, 2008. Alliance intends to respond fully to all parts of your letter but wishes at this time to send you this preliminary response.
We enclose with this letter a courtesy copy of Alliance’s press release announcing the Board’s decision to dissolve and to take the necessary steps to suspend reporting obligations under the Securities Exchange Act. The Board has for some time been investigating whether to invest Alliance’s assets in a new business or to dissolve the corporation. It proved difficult to identify a business in which to invest or to acquire, and management recommended dissolution and distribution of assets, but it was difficult to schedule a board meeting until recently.
After considering the low trading volume in Alliance stock, and the small number of holders, the Board also determined that suspension of the company’s reporting obligations under the Securities Act of 1934 was appropriate. The cost to maintain sufficient staff to comply with reporting obligations, and the cost of outside counsel was deemed no longer beneficial in view of the decision to dissolve. Additionally, although Alliance has not solicited its larger holders, several of those holders have requested the Board to consider dissolving the company and it is believed they would approve such an action once Alliance is in a position to make such a request.
This letter responds to the first question raised by your letter.

Mr. Gary Todd and Mr. Joseph McCann
Securities Exchange Commission
September 3, 2008

Alliance’s officers invested part of the proceeds of the sales of its operating assets and its venture capital portfolio in auction rate securities in the belief that such securities were equivalent to money market instruments and at a time when the periodic auction process provided ready liquidity. This was done because it was expected that the instruments would be held only briefly in an effort to obtain superior returns and in the good faith belief that the auction rate securities could be converted to cash easily to fund the acquisition of a subsidiary or operating assets. At the time Alliance’s directors were considering whether to acquire another company and use Alliance’s existing tax-losses to shelter that company’s income, thereby increasing returns. However, Alliance’s tax advisors were delayed in advising the directors whether this was feasible. Before those calculations and reports were completed, the related auctions for those securities failed, and Alliance inadvertently became a holder of securities it never planned to hold for more than a short period. Given Alliance’s intention not to hold securities and its desire to liquidate, Alliance believes that registration as an investment company would be inappropriate.
Alliance has been in discussions with the issuer of the auction rate certificates about certain redemptions of such certificates by other issuers and about Alliance’s desire to see its certificates redeemed. In addition, Alliance has been in discussions with both the brokerage firm from whom we purchased the securities and with the original underwriter who, for some time, was supporting the auction process without disclosing that they were doing so. Alliance is hopeful that these discussions will be productive. Alliance has not previously sought a quick sale of its auction rate certificates because it is uncertain what price would be obtained and because the interest payments on the auction rate certificates have always been current. Those interest payments and Alliance’s cash on hand have been more than sufficient to meet its liquidity needs.
Alliance has no need to liquidate its auction rate certificates now to complete its dissolution, because it will take some time to wind up other aspects of its affairs.
The costs to register as an investment company are significant, and liquidating the auction rate certificates to reduce them as a percentage of total assets could be detrimental to shareholders. Alliance believes that these factors, the fact that it intended to be only a temporary holder of such certificates, and the fact that it is in the process of dissolving, justify not registering as an investment company.
As noted, Alliance expects a more complete response to your letter after its accountants assist in reviewing the comments. In light of the foregoing and in order to afford Alliance the opportunity to consult with its accountants regarding your letter, Alliance respectfully requests an extension to the ten-day period in which to address all of the comments raised in your letter.
Sincerely,
/s/ MELVIN L. KEATING
Melvin L. Keating
President and Chief Executive Officer
Enclosure